82-4478

04036982

RECEIVED
2004 SEP 20 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

Canadian Western Bank Reports Record Third Quarter Earnings

Net income growth of 13%
Very strong loan growth of 7%
65th consecutive profitable quarter

SUPPL

EDMONTON, September 2, 2004 - Canadian Western Bank (CWB on TSX) announced record revenues and earnings for the third quarter ended July 31, 2004, CWB's 65th consecutive quarter of profitability. Net income was $11.7 million, an increase of 13% over the same quarter last year. The results reflect revenue growth of 21% driven by strong loan growth and the recent acquisition of Canadian Direct Insurance. Credit quality remained strong and the provision for credit losses was consistent with previous periods.

The Board of Directors declared a quarterly dividend of $0.15 per common share, payable on October 5, 2004 to shareholders of record on September 16, 2004.

Third Quarter Highlights:
(three months ended July 31, 2004 compared with three months ended July 31, 2003 unless otherwise noted)

- Record net income of $11.7 million was up $1.3 million (13%) over the previous high of $10.4 million achieved in the third quarter of 2003. Year-to-date, net income was $31.4 million, up $2.8 million (10%) over the nine months ended July 31, 2003.
- Diluted earnings per share were $0.79 for the quarter, up 10% from $0.72 in the third quarter of 2003.
- Loan growth was very strong in the quarter at $243 million (7%).
- Total revenues (teb) were a record $42.0 million, up $7.2 million (21%) from the third quarter last year.
- Non-interest income increased by $4.9 million (76%) to $11.3 million, largely the result of the impact of Canadian Direct Insurance ($3.6 million) and Valiant Trust Company ($1.0 million) which were acquired at the end of the second quarter.
- Return on equity improved to 13.4%, up from 11.9% in the second quarter while return on assets increased to 1.01% from 0.92%.
- Branch generated deposits increased $442 million (22%) in the past year, with the lower cost demand and notice component up $210 million (34%) over the same period. This growth in branch deposits benefited third quarter funding costs by approximately 15 basis points compared with the same quarter last year.
- Credit quality remained strong and the provision for credit losses as a percentage of average loans was consistent with previous periods.

"We are very pleased to have delivered the highest quarterly earnings in the 20 year history of Canadian Western Bank," said Larry Pollock, President and CEO. "Our performance demonstrates the continued success of our proven business plan, the effectiveness of our Think Western® approach to customer service and an excellent contribution from Canadian Direct Insurance." Highlights for the third quarter included impressive loan growth and the integration of our two strategic acquisitions.

The healthy new loan deal flow referred to in previous quarterly reports was reflected in very strong loan growth of 7% in the third quarter following growth of more than 3% in the second quarter. "New loan generation continues to be strong and we are well positioned to achieve our 15th consecutive year of double-digit loan growth," said Mr. Pollock.

"We are delighted with the contribution of our two recent acquisitions," commented Mr. Pollock, "Both companies are exceeding our expectations and possess excellent growth potential." Income from Canadian Direct Insurance and Valiant Trust further diversifies the Bank's operations. Non-interest income grew by 76%, accounting for 27% of total revenues in the third quarter as compared to 18% one year ago.

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

9/20

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2004	April 30 2004	July 31 2003	Change from July 31 2003	For the nine months ended July 31 2004	July 31 2003	Change from July 31 2003
Results of Operations							
Net interest income (teb)[1]	**$ 30,750**	$ 27,855	$ 28,369	8 %	**$ 86,480**	$ 80,155	8 %
Less teb adjustment	**930**	854	906	3 %	**2,585**	2,433	6 %
Net interest income per financial statements	**29,820**	27,001	27,463	9 %	**83,895**	77,722	8 %
Other income	**11,273**	7,303	6,416	76 %	**25,204**	18,968	33 %
Total revenues (teb)	**42,023**	35,158	34,785	21 %	**111,684**	99,123	13 %
Total revenues	**41,093**	34,304	33,879	21 %	**109,099**	96,690	13 %
Net income	**11,675**	9,842	10,375	13 %	**31,374**	28,589	10 %
Return on common shareholders' equity	**13.4 %**	11.9 %	13.7 %	(30) bp[1]	**12.5 %**	13.2 %	(70) bp[1]
Return on average total assets	**1.01 %**	0.92 %	1.00 %	1 bp	**0.94 %**	0.96 %	(2) bp
Earnings per common share							
Basic	**$ 0.87**	$ 0.74	$ 0.81	7 %	**$ 2.36**	$ 2.24	5 %
Diluted	**0.79**	0.67	0.72	10 %	**2.14**	2.02	6 %
Efficiency ratio (teb)	**50.0 %**	49.2 %	44.5 %	550 bp	**49.1 %**	46.1 %	300 bp
Efficiency ratio	**51.1 %**	50.4 %	45.7 %	540 bp	**50.3 %**	47.2 %	310 bp
Net interest margin (teb)	**2.65 %**	2.61 %	2.73 %	(8) bp	**2.59 %**	2.70 %	(11) bp
Net interest margin	**2.57 %**	2.53 %	2.65 %	(8) bp	**2.51 %**	2.62 %	(11) bp
Provision for credit losses as a percentage of average loans	**0.25 %**	0.25 %	0.25 %	- bp	**0.25 %**	0.25 %	- bp
Per Common Share							
Dividends[2]	**$ 0.15**	$ 0.15	$ 0.23	(35) %	**$ 0.60**	$ 0.46	30 %
Book value	**26.12**	25.41	23.61	11 %	**26.12**	23.61	11 %
Closing market value	**41.40**	39.80	34.40	20 %	**41.40**	34.40	20 %
Common shares outstanding (thousands)	**13,456**	13,407	12,925	4 %	**13,456**	12,925	4 %
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 4,767,065**	$ 4,488,628	$ 4,145,144	15 %			
Loans	**3,961,755**	3,718,858	3,563,035	11 %			
Deposits	**4,139,771**	3,878,413	3,681,824	12 %			
Subordinated debentures	**114,621**	114,710	87,111	32 %			
Shareholders' equity	**351,449**	340,632	305,150	15 %			
Assets under administration	**1,637,940**	1,612,065	1,423,778	15 %			
Capital Adequacy							
Tangible common equity to risk-weighted assets	**8.7 %**	9.1 %	8.8 %	(10) bp			
Tier 1 ratio	**8.7 %**	9.1 %	8.8 %	(10) bp			
Total ratio	**11.6 %**	12.2 %	12.0 %	(40) bp			

(1) bp - Basis point change

(2) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.30 per share paid in the first quarter and quarterly dividends of $0.15 paid in the second and third quarters.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

Your Bank is pleased to report record quarterly earnings for the third quarter ended July 31, 2004 on substantially higher revenues driven by very strong loan growth and the contribution of recent acquisitions.

Net income was up 13% over the previous record earnings achieved in the third quarter of 2003 and diluted earnings per share increased to $0.79 from $0.72 over the same timeframe. Total revenues grew by 21%, supported by loan growth of 7% in the quarter and 11% in the past year as well as non-interest income generated by Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant Trust) which were acquired at the end of the second quarter. With these acquisitions, non-interest income increased 76% in the quarter, noticeably enhancing the income diversification of the Bank's operations.

The market price of CWB's shares ended the quarter at $41.40, up from $34.40 one year ago. Including reinvested dividends, the shareholder return was 22% over this period.

Loan Growth

The healthy new loan deal flow referred to in previous quarterly reports was reflected in very strong third quarter loan growth of 7% and strong growth of 3% in the second quarter. Despite a slow start to the year, loans have now grown 10% on a year-to-date basis, putting us in a good position to achieve our 15th consecutive year of double-digit loan growth. This long history of growth demonstrates the continued success of our proven business plan which embodies our Think Western® approach to customer service.

The third quarter also saw marked progress in our new residential mortgage initiative. We are very encouraged by our experience to date and believe we have identified an ongoing profitable niche for CWB within this market.

Insurance Operations

We are very pleased with the results generated by newly acquired Canadian Direct Insurance this quarter, an acquisition that diversifies our operations by adding a third pillar of the financial services industry. CDI made a strong contribution to earnings in the quarter with net income of $1.2 million or approximately $0.08 per share on a diluted basis. CDI continues to generate solid growth in policies outstanding and earned premiums and had a strong combined ratio (claims and expenses as a percentage of net earned premiums) of 89% in the quarter. Going forward, we expect co-branding initiatives will noticeably increase awareness of both CDI and CWB. We also continue to explore growth opportunities for both companies within our growing base of customers.

Trust Services

The acquisition of Valiant Trust is an ideal complement to existing trust services, adding corporate shareholder services to the already diverse range of products and services offered through Canadian Western Trust (CWT). The two companies together create a broad platform of trust services that is unique to Western Canada. Revenue from trust services surpassed $2 million in the third quarter, growing by 108% over the same period last year. This growth was largely the result of the Valiant Trust acquisition, which also made a positive contribution to earnings in the quarter. CWT continues to be successful in developing relationships with other financial institutions, most recently being appointed registered trustee for Qtrade Investor Inc. In the coming months, our focus will be on the cross-selling opportunities that have arisen as a result of our newly expanded customer base.

Strong Fundamentals

Along with our long history of double-digit loan growth, the Bank has enjoyed a track record of strong credit quality, low loan losses and industry-leading efficiency. These trends continued in the third quarter with our provision for credit losses consistent with previous periods at 25 basis points of average loans. In contrast to recent industry fluctuations, our provision has been stable at between 18 and 27 basis points of average total loans in each quarter for the last five years.

At 50.0% for the quarter and 49.1% year-to-date, our efficiency ratio continues to lead the Canadian banking industry. Our investment in branch infrastructure and new mix of business resulting from recent acquisitions, and in particular CDI, have weakened the ratio. However, we look forward to the growth and increased earnings that our expanded branch network and new acquisitions will support.

Leveraging Core Profitability

A key strategy of the Bank is to leverage core profitability by lowering funding costs through growth in deposits generated through our branch network. Branch deposits increased 5% in the quarter and 22% in the past year to represent 60% of total deposits as at July 31, 2004, compared to 55% one year ago. The resulting lower funding costs allowed us to improve our net interest spread on loans over the third quarter last year despite the pressures of lower interest rates.

Increased funding from lower cost branch generated deposits has had a significant impact on earnings and remains a key area of focus going forward.

Dividends

The Board of Directors declared a quarterly dividend of $0.15 per common share, payable on October 5, 2004 to shareholders of record on September 16, 2004.

Outlook

We are in a good position to meet all of our 2004 performance targets, with the exception of efficiency partially due to the reasons noted above. Key to achieving these targets will be continued strong loan growth and the contribution of our recent acquisitions. We also expect our fourth quarter results to be bolstered by the recognition of a tax benefit of approximately $1.5 million resulting from our investment in an issue of tax-advantaged preferred shares that have been called for redemption. We look forward to reporting on our fourth quarter and fiscal 2004 results on December 2, 2004.

Q3 Conference Call

The CWB conference call is scheduled for Thursday September 2, 2004 at 4:30 p.m. ET (2:30 p.m. MT). The Bank's executives will comment on the third quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-4853. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until September 16, 2004 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21091159#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 29 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of over $4.8 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares and convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of 'CWB' and 'CWB.DB.A'. For more information see the Bank's website at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

-30-

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

Management's Discussion and Analysis of Operations and Financial Condition

This management's discussion and analysis of operations and financial condition (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2004 included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2003 included on pages 23 through 69 of the 2003 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2003 remain substantially unchanged.

Overview

The Bank posted record quarterly earnings in the third quarter of 2004; its 65th consecutive quarter of profitability. Net income was $11.7 million, an increase of $1.3 million (13%) over the previous high of $10.4 million achieved in the third quarter of last year. Year-to-date, net income was $31.4 million, an increase of $2.8 million (10%) over the nine months ended July 31, 2003.

The third quarter earnings reflect record total revenues as well as continued strong credit quality and a consistent provision for credit losses. Revenues increased 21% over the same quarter last year due in part to strong growth in net interest income with loans up 7% in the quarter and 11% over the past year. Net interest income also benefited from reduced funding costs as a result of growth in lower cost deposits generated through the Bank's branch network. Also contributing to revenue growth were the acquisitions of Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant Trust) completed at the end of the second quarter. Both acquisitions were accretive to earnings in the third quarter, with CDI providing an after tax contribution of $1.2 million.

Diluted earnings per share were a record $0.79 ($0.87 basic) in the third quarter, up from $0.72 ($0.81 basic) in the same quarter last year. Year-to-date, diluted earnings per share were $2.14 ($2.36 basic), up from $2.02 ($2.24 basic) a year ago.

Return on equity and return on assets were 13.4% and 1.01% respectively, up from 11.9% and 0.92% in the previous quarter and compared to 13.7% and 1.00% in the same quarter last year. Year-to-date, return on equity and return on assets were 12.5% and 0.94% respectively, compared to 13.2% and 0.96% in the prior year period.

Third quarter net income was up $1.9 million (19%) over the second quarter earnings of $9.8 million. The increase reflects strong loan growth, the contribution of CDI and the impact of two additional days in the third quarter.

Total Revenues (teb)

Total revenues on a tax equivalent basis (teb – see definition on page 2) increased $7.2 million (21%) over the third quarter last year to total $42.0 million. Year-to-date, total revenues were $111.7 million, an increase of $12.6 million (13%) over the prior year.

Net Interest Income (teb)

Net interest income (teb) for the third quarter was $30.8 million, up $2.4 million (8%) over the same quarter last year. The third quarter increase reflects an 11% increase in average interest earning assets, partially offset by a reduction in net interest margin (which includes non-interest earning assets) to 2.65% from 2.73% in the third quarter last year. The reduction in margin was primarily due to a decline in short term interest rates and an increase in non-interest earning assets resulting from the acquisition of CDI. Offsetting these factors was strong growth in lower cost branch generated deposits, which benefited funding costs by approximately 15 basis points compared to the same quarter last year. The margin was also positively impacted by proactive interest rate risk management. While the margin decreased, the Bank's net interest spread on loans (yield earned on loans less the cost of deposits and subordinated debentures) improved to 2.89% in the third quarter from 2.84% a year ago.

Year-to-date, net interest income (teb) was up $6.3 million (8%) over the first nine months of 2003 due to a 12% increase in average interest earning assets, partially offset by a reduction in net interest margin to 2.59% from 2.70% in the prior year. The Bank's year-to-date net interest spread on loans was 2.82%, up from 2.77% in the prior year.

In comparison to the second quarter, net interest income (teb) was up 10% due to a 5% increase in average interest earning assets, an improvement in the net interest margin to 2.65% from 2.61% and two additional days in the third quarter.

Note 10 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at July 31, 2004. Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the Bank's interest rate gap position as at July 31, 2004, it is estimated that a one percentage point increase in all interest rates would increase net interest income by approximately two percent over a one year period. The opposite would occur if rates decreased. This compares to April 30, 2004, when a one

percentage point change in all interest rates would have resulted in a change in net interest income of approximately one percent. The Bank's sensitivity to a change in interest rates has been modestly increased from earlier in the year in anticipation of rising interest rates.

Other Income

Other income was a record $11.3 million in the third quarter, up $4.9 million (76%) over last year. This increase was the result of contributions from CDI ($3.6 million), and Valiant Trust ($1.0 million) as well as strong growth in credit fees ($0.5 million) which were up 14% over the third quarter last year. Other income from CDI is shown net of claims, adjustment and policy acquisition expenses.

Year-to-date, other income increased $6.2 million (33%) to total $25.2 million. The increase was due to the items noted above impacting the third quarter and growth in retail fees and trust fees (unrelated to the impact of Valiant Trust), which were up 8% and 13% respectively. Also impacting other income year-to-date was a second quarter non-cash gain on securities sales of approximately $900,000 that resulted from the acquisition of Bank Northwest (a U.S. regional bank in which CWB had an investment) by another U.S. regional bank in exchange for its shares.

At July 31, 2004, there were unrealized losses in the securities portfolio of $338,000 compared to $811,000 at the end of the second quarter and unrealized gains of $3.2 million a year ago. The change from one year ago reflects changes in long-term interest rates and the sale of certain investments.

Credit Quality

Credit quality remained strong in the third quarter with the quarterly and year-to-date provision for credit losses consistent with prior periods at 25 basis points of average loans. Net new specific provisions were $800,000 this quarter and $6.8 million year-to-date. In comparison, net new specifics were $4.1 million for the nine months ended July 31, 2003.

Gross impaired loans totalled $22.2 million at July 31, 2004, compared to $27.5 million at April 30, 2004 and $21.4 million at July 31, 2003. The total allowance for credit losses (general and specific) represented 169% of gross impaired loans at the end of the quarter, compared to 137% at April 30, 2004 and 158% at July 31, 2003. Relative to risk-weighted assets, the general allowance was 69 basis points, compared to 70 basis points at the end of the previous quarter and 75 basis points at July 31, 2003. The overall quality of the Bank's loan portfolio is expected to remain strong.

Non-interest Expenses

Non-interest expenses were $21.0 million in the quarter, an increase of $5.5 million over the same quarter last year. This increase reflects the additional operating expenses ($2.9 million) and amortization of intangible assets ($110,000) associated with CDI and Valiant Trust, additional expenses from the Bank's seven new or significantly upgraded branch locations ($900,000), and an increase in certain human resource related costs ($400,000), including relocation expenses and stock-based compensation. Excluding the impact of these items, non-interest expenses were up $1.2 million (8%) over the third quarter last year. This remaining increase reflects increased staffing levels as a result of business growth, annual salary adjustments and various other initiatives. Year-to-date, non-interest expenses were up $9.2 million primarily due to the factors noted above.

The Bank's *efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues,* was 50.0% for the quarter compared to 49.2% in the previous quarter and 44.5% in the same quarter one year ago. Year-to-date, the Bank's efficiency ratio was 49.1% compared to 46.1% in the prior year. The operations of CDI and Valiant Trust added approximately 110 basis points to the ratio in the quarter and 40 basis points year-to-date. Notwithstanding the increase, CWB continues to lead the Canadian banking industry in this measure.

Income Taxes

The income tax rate (teb) was 37.2% for the nine months ended July 31, 2004 compared to 39.3% a year ago with the decrease primarily due to reductions in the Alberta and Federal tax rates. Without the teb adjustment, the year-to-date tax rate was 33.8% compared to 36.0% in the prior year.

Balance Sheet

Total assets were $4.8 billion at July 31, 2004, up $278 million (6%) in the quarter and $622 million (15%) since July 31, 2003.

Cash and Securities

Cash and securities totalled $682 million at the end of the quarter compared to $536 million one year ago. Included in the July 31, 2004 balance were $57 million in cash and securities held by recently acquired CDI.

Loans

Loans totalled $4.0 billion at July 31, 2004, up $243 million (7%) in the quarter, $361 million (10%) year-to-date and $399 million (11%) in the past twelve months. Loan growth was very strong in the third quarter and follows strong loan growth of 3% in the second quarter. New loan deal flow remains healthy and the Bank is well positioned to achieve its 15th consecutive year of double digit loan growth.

Almost all loans are generated and managed by the Bank's branch network. However, the Bank also maintains a portfolio of "corporate loans" which generally consist of participation in syndicated loans primarily led by the major Canadian banks. The Bank manages these loans from its corporate office and is selective about the loans in which it participates. At July 31, 2004, corporate loans totalled $133 million compared to $116 million at April 30, 2004 and $179 million one year ago.

Deposits

Deposits totalled $4.1 billion at July 31, 2004, an increase of $261 million (7%) in the quarter, $320 million (8%) year-to-date and $458 million (12%) in the past year. The Bank generates deposits from its branch network (including Canadian Western Trust) and an agent network. A key strategy for the Bank is to leverage core profitability by reducing the overall cost of deposits through growth in branch generated deposits, and in particular the lower cost demand and notice component.

At the end of the third quarter, branch generated deposits represented 60% of total deposits, compared to 61% at April 30, 2004 and 55% one year ago. The slight decrease from the previous quarter resulted from additional agent funding being required due to the very strong third quarter loan growth of $243 million outpacing the branch deposit growth of $111 million (5%). The year over year improvement is due to branch generated deposits increasing by $442 million (22%) to total $2.5 billion at July 31, 2004. The lower cost demand and notice component totalled $822 million at quarter end, down $14 million (2%) in the quarter, but up a strong $210 million (34%) in the last year. A majority of this growth was due to increased commercial deposits, which are generally subject to more fluctuation than personal deposits.

As noted above, the strong growth in branch deposits benefited third quarter funding costs by approximately 15 basis points compared to the same quarter last year.

Other

The acquisition of CDI at the end of the second quarter resulted in a marked increase in the Bank's other assets and other liabilities. As at July 31, 2004, other assets totalled $123 million compared to $46 million one year ago and other liabilities totalled $161 million compared to $71 million at July 31, 2003. Of the July 31, 2004 amounts, $52 million and $87 million respectively, were for CDI's insurance related other assets and other liabilities. The insurance related portion of other assets consisted primarily of instalment premiums receivable as well as reinsurers' share of unpaid claims and unearned premiums. The insurance related portion of other liabilities consisted primarily of unearned premiums and provisions for unpaid claims and adjustment expenses.

Off-balance sheet assets include trust assets under administration of $1.6 billion, an increase of $26 million (2%) over last quarter and $214 million (15%) in the last twelve months. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to reduce sensitivity to interest rate changes. More detail on the nature of these instruments is provided in Notes 15 and 20 of the 2003 Annual Report and in Note 8 to the interim financial statements provided herein.

Capital Funds

Capital funds, consisting of shareholders' equity and subordinated debentures, totalled $466 million at July 31, 2004, an increase of $11 million in the quarter and $28 million year-to-date. The increased capital primarily resulted from earnings,

net of dividends, and proceeds from the exercise of stock options which totalled $0.8 million in the quarter and $3.9 million year-to-date.

The total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 11.6% at quarter end compared to 12.2% at the end of the second quarter and 12.0% at July 31, 2003. The decrease in the total ratio from April 30, 2004 was primarily due to the impact of 7% loan growth in the quarter. The Tier 1 ratio was 8.7% at quarter end, compared to 9.1% at April 30, 2004 and 8.8% at July 31, 2003. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill.

Subsequent to the end of the third quarter, the Bank redeemed the 5.70% convertible debenture with a face value of $4.0 million for 160,000 common shares.

Book value per common share was $26.12 at the end of the quarter, compared to $25.41 at the end of the second quarter and $23.61 at July 31, 2003.

Acquisitions

At the end of the second quarter, the Bank acquired CDI and Valiant Trust for total cash consideration of $33.7 million. The results of operations of these companies have been included in the Bank's consolidated financial statements since their dates of acquisition.

CDI offers property and casualty insurance directly to consumers in British Columbia and Alberta. Accordingly, CDI's operations are subject to the elements of risk associated with the property and casualty insurance business, which can cause fluctuations and uncertainties in CDI's profitability. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. Effective risk management is central to CDI's ability to remain financially sound and profitable. The insurance related risks will be managed within the Bank's current risk management framework, with appropriate refinements to address risks particular to the industry in which CDI operates.

Valiant Trust is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. The risks associated with this business are substantially similar to those of the Bank's subsidiary Canadian Western Trust and as such will be managed within the existing risk management framework.

For more information on these acquisitions, refer to notes 3 and 4 of the unaudited interim financial statements included herein.

Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2003 audited consolidated financial statements. In addition, Note 2 to the unaudited interim financial statements provides details of changes to significant accounting policies since October 31, 2003. Specifically, the changes to date in fiscal 2004 relate to new requirements on hedging relationships and sources of Canadian generally accepted accounting principles. The financial statement impact was insignificant. Note 2 to the unaudited interim financial statements also includes accounting policies related to Canadian Direct Insurance.

Updated Share Information

As at August 31, 2004, there were 13,616,385 CWB common shares outstanding as well as debentures outstanding with a combined principal amount of $42.5 million that are convertible into a total of 1,393,054 common shares. Also outstanding are employee stock options, which are or will be exercisable into 1,073,022 common shares (1,093,596 authorized) for proceeds of $29.1 million.

Fiscal 2004 Targets

The performance targets established for this fiscal year are presented in the table below together with the Bank's actual performance to date.

The Bank is in a good position to achieve its 2004 performance targets, with the exception of efficiency. Maintaining strong growth in loans and branch deposits as well as the continued contribution of recent acquisitions will be key factors in meeting these objectives. The Bank also expects its fourth quarter earnings to be positively impacted by the recognition of a tax benefit of approximately $1.5 million resulting from the redemption of an issue of tax-advantaged preferred shares in which CWB has an investment.

	2004 Target	2004 YTD[1] Performance
Net income growth	15%	10%
Total revenue (teb) growth	12-15%	13%
Loan growth	12%	11%
Provision for credit losses	0.25% or less	0.25%
Efficiency ratio (teb)	46.0% or less	49.1%
Return on equity	13-15%	12.5%
Return on assets	0.98% or greater	0.94%

[1] 2004 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Results by Business Segment

With the acquisition of CDI the Bank now operates in two business segments: 1) personal and commercial banking and 2) insurance.

Personal and Commercial Banking

The personal and commercial banking segment includes CWB's banking and trust services (Banking Segment) provided to clients primarily across western Canada.

The Banking Segment's third quarter net income was $10.4 million, up slightly over the same quarter last year. Total revenue (teb) growth of $3.1 million (9%) and a reduction in income taxes of $453,000 (7%) was offset by a $3.3 million (21%) increase in non-interest expenses. The growth in total revenues reflects very strong loan growth of 7% in the quarter and growth of 11% over the past year, partially offset by a lower yield on cash and securities. Newly acquired Valiant Trust also contributed approximately $1.0 million to total revenues in the quarter. Non-interest expenses increased by $3.3 million in the third quarter with approximately $2.1 million of the increase related to the acquisition of Valiant Trust, additional costs from seven new or significantly upgraded branch locations and an increase in relocation costs and stock based compensation. Excluding the impact of these items, non-interest expenses increased by $1.2 million (8%) in the quarter, reflecting increased staffing levels due to business growth, annual salary adjustments and various other initiatives. The decrease in income taxes was due to reductions in both the Federal and Alberta income tax rates.

In comparison to the previous quarter, the Banking Segment's net income was up 6% primarily due to the strong loan growth, the contribution of Valiant Trust and two additional days in the quarter, partially offset by an increase in non-interest expenses. Year-to-date, this segment's net income was $30.1 million, an increase of $1.6 million (5%) over the nine months ended July 31, 2003.

	For the three months ended			Change from	For the nine months ended		Change from
(unaudited)	**July 31**	April 30	July 31	July 31	**July 31**	July 31	July 31
($thousands)	**2004**	2004	2003	2003	**2004**	2003	2003
Net Interest income (teb)	**$ 30,230**	$ 27,855	$ 28,369	7 %	**$ 85,960**	$ 80,155	7 %
Other income	**7,666**	7,303	6,416	19 %	**21,597**	18,968	14 %
Total revenues (teb)	**37,896**	35,158	34,785	9 %	**107,557**	99,123	9 %
Provision for credit losses	**2,385**	2,235	2,190	9 %	**6,855**	6,345	8 %
Non-interest expenses	**18,793**	17,295	15,492	21 %	**52,659**	45,676	15 %
Provision for income taxes (teb)	**6,275**	5,786	6,728	(7) %	**17,901**	18,513	(3) %
Net income	**$ 10,443**	**$ 9,842**	**$ 10,375**	**1 %**	**$ 30,142**	**$ 28,589**	**5 %**
Efficiency ratio (teb)	**49.6%**	49.2%	44.5%	510 bp	**49.0%**	46.1%	290 bp
Net interest margin (teb)	**2.67%**	2.61%	2.73%	(6) bp	**2.60%**	2.70%	(10) bp
Average loans ($ millions)	**$ 3,818**	$ 3,622	$ 3,500	9 %	**$ 3,680**	$ 3,368	9 %
Average assets ($ millions)	**$ 4,507**	$ 4,337	$ 4,116	9 %	**$ 4,419**	$ 3,890	14 %

bp – basis point

teb – taxable equivalent basis, see definition on page 2

Insurance

The insurance segment consists of the operations of the Bank's subsidiary CDI which provides property and casualty insurance directly to individuals in British Columbia and Alberta. As CDI was acquired at the end of the second quarter of 2004, the table below includes financial information for this segment beginning with the third quarter.

CDI generated net income of $1.2 million in the quarter on net earned premiums of $13.1 million and a strong combined ratio (claims and expenses as a percentage of net earned premiums) of 89%. Severe flooding and hailstorms, which occurred in Alberta in July, negatively affected CDI's net claims expenses by approximately $1.2 million. The third quarter also reflects net interest income of $520,000 generated from CDI's cash and securities, which totalled $57 million at July 31, 2004.

Going forward, CDI is expected to generate continued growth in policies outstanding and net earned premiums. The expected changes in Alberta's automobile insurance regulations are not anticipated to have a significant adverse financial impact. Formal fiscal 2005 targets for this business segment will be reported in the 2004 Annual Report.

(unaudited) ($ thousands)		Three and Nine Months Ended July 31, 2004
Net interest income	$	**520**
Other income (net)		
Net earned premiums		**13,096**
Commissions and other		**1,675**
Net claims, adjustment expenses and policy acquisition costs		**(11,164)**
		3,607
Total revenues		**4,127**
Non-interest expenses		**2,210**
Provision for income taxes		**685**
Net income	**$**	**1,232**
Claims loss ratio		**64%**
Expense ratio		**25%**
Combined ratio		**89%**
Efficiency ratio		**53.5%**
Policies outstanding		**131,709**
Average cash and securities (Q3 only)	$	**54,930**
Average total assets (Q3 only)	$	**111,739**

Dated as of September 2, 2004

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2004	 April 30 2004	 July 31 2003	Change from July 31 2003	For the nine months ended July 31 2004	 July 31 2003	Change from July 31 2003
Interest Income							
Loans	**$ 55,011**	$ 52,509	$ 57,687	(5) %	**$ 163,129**	$ 164,016	(1) %
Securities	**3,250**	3,239	3,482	(7)	**10,348**	8,838	17
Deposits with regulated financial institutions	**848**	1,014	1,163	(27)	**3,295**	3,163	4
	59,109	56,762	62,332	(5)	**176,772**	176,017	0
Interest Expense							
Deposits	**27,590**	28,094	33,908	(19)	**87,758**	95,676	(8)
Subordinated debentures	**1,699**	1,667	961	77	**5,119**	2,619	95
	29,289	29,761	34,869	(16)	**92,877**	98,295	(6)
Net Interest Income	**29,820**	27,001	27,463	9	**83,895**	77,722	8
Provision for Credit Losses	**2,385**	2,235	2,190	9	**6,855**	6,345	8
Net Interest Income after Provision for Credit Losses	**27,435**	24,766	25,273	9	**77,040**	71,377	8
Other Income							
Credit related	**3,777**	3,375	3,306	14	**10,567**	10,161	4
Insurance, net (Note 4)	**3,607**	-	-	*nm*	**3,607**	-	*nm*
Retail services	**1,255**	1,239	1,173	7	**3,728**	3,445	8
Trust services	**2,079**	1,162	998	108	**4,437**	3,041	46
Gains on sale of securities	**107**	1,081	333	(68)	**1,670**	968	73
Foreign exchange gains and other	**448**	446	606	(26)	**1,195**	1,353	(12)
	11,273	7,303	6,416	76	**25,204**	18,968	33
Net Interest and Other Income	**38,708**	32,069	31,689	22	**102,244**	90,345	13
Non-interest Expenses							
Salaries and employee benefits	**12,497**	10,733	9,650	30	**33,353**	28,150	18
Premises and equipment	**3,892**	3,070	2,749	42	**9,970**	8,179	22
Other expenses	**4,123**	2,972	2,656	55	**10,106**	8,083	25
Provincial capital taxes	**491**	520	437	12	**1,440**	1,264	14
	21,003	17,295	15,492	36	**54,869**	45,676	20
Net Income before Provision for Income Taxes	**17,705**	14,774	16,197	9	**47,375**	44,669	6
Provision for Income Taxes	**6,030**	4,932	5,822	4	**16,001**	16,080	(0)
Net Income	**$ 11,675**	$ 9,842	$ 10,375	13 %	**$ 31,374**	$ 28,589	10 %
Weighted average common shares outstanding	**13,430,078**	13,359,407	12,871,529	4 %	**13,310,592**	12,759,907	4 %
Earnings per Common Share							
Basic	**$ 0.87**	$ 0.74	$ 0.81	7 %	**$ 2.36**	$ 2.24	5 %
Diluted	**$ 0.79**	$ 0.67	$ 0.72	10 %	**$ 2.14**	$ 2.02	6 %

nm - not meaningful

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at July 31 2004	As at April 30 2004	As at October 31 2003	As at July 31 2003	Change from July 31 2003
Assets						
Cash Resources						
Cash		$ 2,280	$ 2,157	$ 1,951	$ 2,371	(4) %
Deposits with regulated financial institutions		231,405	169,009	279,921	184,816	25
		233,685	171,166	281,872	187,187	25
Securities						
Issued or guaranteed by Canada		170,926	144,255	241,352	192,067	(11)
Issued or guaranteed by a province or municipality		93,319	137,132	95,826	87,883	6
Other securities		184,314	201,289	75,649	68,620	169
		448,559	482,676	412,827	348,570	29
Loans						
Securities purchased under resale agreements		62,996	66,999	72,000	79,977	(21)
Residential mortgages		678,002	647,725	662,825	650,715	4
Other loans		3,258,373	3,041,757	2,901,543	2,866,145	14
		3,999,371	3,756,481	3,636,368	3,596,837	11
Allowance for credit losses	(Note 5)	(37,616)	(37,623)	(35,365)	(33,802)	11
		3,961,755	3,718,858	3,601,003	3,563,035	11
Other						
Land, buildings and equipment		19,351	17,432	13,019	13,564	43
Goodwill and intangible assets	(Note 3)	11,535	12,102	-	-	nm
Insurance related		51,725	52,165	-	-	nm
Other assets		40,455	34,229	35,251	32,788	23
		123,066	115,928	48,270	46,352	166
Total Assets		$ 4,767,065	$ 4,488,628	$ 4,343,972	$ 4,145,144	15 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		$ 179,113	$ 161,925	$ 136,874	$ 124,301	44 %
Payable after notice		642,598	673,941	519,560	487,718	32
Payable on a fixed date		3,318,060	3,042,547	3,163,316	3,069,805	8
		4,139,771	3,878,413	3,819,750	3,681,824	12
Other						
Cheques and other items in transit		18,961	17,945	17,477	9,994	90
Insurance related		87,251	85,734	-	-	nm
Other liabilities		55,012	51,194	68,563	61,065	4
		161,224	154,873	86,040	71,059	127
Subordinated Debentures						
Conventional		68,126	68,126	68,126	33,126	106
Convertible	(Note 6)	46,495	46,584	53,825	53,985	(14)
		114,621	114,710	121,951	87,111	32
Shareholders' Equity						
Capital stock		162,050	161,124	150,782	149,435	8
Contributed surplus		837	604	252	122	586
Retained earnings		188,562	178,904	165,197	155,593	21
		351,449	340,632	316,231	305,150	15
Total Liabilities and Shareholders' Equity		$ 4,767,065	$ 4,488,628	$ 4,343,972	$ 4,145,144	15 %

nm - not meaningful

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the nine months ended July 31 2004	July 31 2003
Capital Stock		
Balance at beginning of period	$ 150,782	$ 145,203
Issued on debenture conversions	7,330	15
Issued on exercise of employee stock options	3,938	4,217
Balance at end of period	162,050	149,435
Contributed Surplus		
Balance at beginning of period	252	-
Amortization of fair value of employee stock options	585	122
Balance at end of period	837	122
Retained Earnings		
Balance at beginning of period	165,197	132,884
Net income	31,374	28,589
Dividends	(7,994)	(5,880)
Share issue costs, net of income taxes of $7	(15)	-
Balance at end of period	188,562	155,593
Total Shareholders' Equity	$ 351,449	$ 305,150

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended July 31 2004	 July 31 2003	For the nine months ended July 31 2004	 July 31 2003
Cash Flows from Operating Activities				
Net income	**$ 11,675**	$ 10,375	**$ 31,374**	$ 28,589
Adjustments to determine net cash flows				
Provision for credit losses	**2,385**	2,190	**6,855**	6,345
Depreciation and amortization	**1,134**	788	**2,833**	2,301
Future income taxes, net	**1,778**	(484)	**2,851**	(1,100)
Gain on sale of securities, net	**(93)**	(561)	**(1,656)**	(1,297)
Accrued interest receivable and payable, net	**632**	1,969	**(10,432)**	(369)
Current income taxes payable, net	**(205)**	1,807	**(8,315)**	(1,500)
Other items, net	**2,528**	(1,506)	**(588)**	(2,034)
	19,834	14,578	**22,922**	30,935
Cash Flows from Financing Activities				
Deposits, net	**261,358**	34,985	**320,021**	252,753
Debenture issue	**-**	30,000	**-**	30,000
Common shares issued	**837**	2,068	**3,938**	4,217
Dividends	**(2,016)**	(2,965)	**(7,994)**	(5,880)
	260,179	64,088	**315,965**	281,090
Cash Flows from Investing Activities				
Loans, net	**(245,282)**	(89,823)	**(367,607)**	(320,633)
Interest bearing deposits with regulated financial institutions, net	**(51,903)**	(26,731)	**38,516**	(54,874)
Securities, purchases	**(257,581)**	(227,830)	**(875,267)**	(732,340)
Securities, sale proceeds	**59,613**	20,441	**155,330**	84,187
Securities, maturities	**227,793**	250,023	**730,385**	648,191
Land, buildings and equipment, net	**(3,053)**	(1,106)	**(7,227)**	(2,116)
Business acquisitions (Note 3)	**-**	-	**(33,709)**	-
	(270,413)	(75,026)	**(359,579)**	(377,585)
Increase (Decrease) in Cash and Cash Equivalents	**9,600**	3,640	**(20,692)**	(65,560)
Cash and Cash Equivalents at Beginning of Period	**(9,770)**	(7,680)	**20,522**	61,520
Cash and Cash Equivalents at End of Period *	**$ (170)**	$ (4,040)	**$ (170)**	$ (4,040)
*** Represented by:**				
Cash resources per consolidated balance sheet	**$ 233,685**	$ 187,187	**$ 233,685**	$ 187,187
Interest bearing deposits with regulated financial institutions	**(214,894)**	(181,233)	**(214,894)**	(181,233)
Cheques in transit	**(18,961)**	(9,994)	**(18,961)**	(9,994)
Cash and Cash Equivalents at End of Period	**$ (170)**	$ (4,040)	**$ (170)**	$ (4,040)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 30,727**	$ 32,733	**$ 101,896**	$ 98,669
Amount of income taxes paid in the period	**$ 6,254**	$ 4,561	**$ 23,175**	$ 18,669

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003 as set out on pages 48 to 69 of the Bank's 2003 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2003, except as explained in Note 2 below.

2. Changes in Accounting Policies

Hedging Relationships

The Canadian Institute of Chartered Accountants (CICA) has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the consolidated statement of income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 20 of the Bank's consolidated financial statements for the year ended October 31, 2003 on page 67 of the 2003 Annual Report. Almost all of the Bank's existing derivative financial instruments qualify for hedge accounting under the new guideline and, as a result, the impact of the implementation of the guideline is negligible.

Generally Accepted Accounting Principles

Effective November 1, 2003, the Bank adopted new accounting requirements that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. There were no significant changes in the existing accounting policies as a result of the new requirements although the Bank continues to assess the impact of the new requirements with respect to the current practice of offsetting certain assets and liabilities.

The following are significant accounting policies relating to Canadian Direct Insurance Incorporated (also see Notes 3 and 4):

Premiums Earned and Deferred Policy Acquisition Costs

Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in-force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned.

Unpaid Claims and Adjustment Expenses

The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in the light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

3. Business Acquisitions

On April 30, 2004, the Bank acquired all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (subsequently renamed Canadian Direct Insurance Incorporated). Canadian Direct offers property and casualty insurance directly to consumers in British Columbia and Alberta. The Bank also acquired Valiant Trust Company on April 29, 2004 by purchasing all of the outstanding shares of its holding company Corporate Shareholder Services Inc. Valiant is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. The results of operations for the two companies have been included in the Bank's consolidated financial statements since the dates of acquisition.

The total cost of the acquisitions of $33,709 was paid in cash. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

Net assets acquired	
Cash resources	$ 9,537
Securities	48,027
Goodwill and intangible assets	12,102
Other assets	55,211
Other liabilities	(91,168)
	$ 33,709

The cash resources acquired are included in interest-bearing deposits with regulated financial institutions on the consolidated statement of cash flows. The identified intangible assets include trade name, non-competition agreements, computer software and customer contracts and relationships. The trade name is not subject to amortization and the total amount of goodwill and intangible assets will not be deductible for income tax purposes. The Bank is completing valuations for certain of the intangible assets; therefore the allocation of the purchase price is subject to adjustment.

4. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of policyholder benefits, unpaid claims and acquisition expenses.

	For the three months and nine months ended July 31, 2004
Net earned premiums and other	$ 14,771
Net claims, adjustment expenses and policy acquisition expenses	11,164
	$ 3,607

5. Allowance for Credit Losses

	For the three months ended				For the nine months ended	
	July 31 2004	April 30 2004	October 31 2003	July 31 2003	**July 31 2004**	July 31 2003
Balance at beginning of period	**$ 37,623**	$ 35,817	$ 33,802	$ 31,968	**$ 35,365**	$ 31,005
Provision for credit losses	**2,385**	2,235	2,255	2,190	**6,855**	6,345
Write-offs	**(2,629)**	(475)	(696)	(371)	**(4,897)**	(3,631)
Recoveries	**237**	46	4	15	**293**	83
Balance at end of period	**$ 37,616**	$ 37,623	$ 35,365	$ 33,802	**$ 37,616**	$ 33,802

	As at July 31 2004	As at April 30 2004	As at October 31 2003	As at July 31 2003
Specific allowance	**$ 10,027**	$ 11,610	$ 7,807	$ 7,765
General allowance	**27,589**	26,013	27,558	26,037
Total allowance	**$ 37,616**	$ 37,623	$ 35,365	$ 33,802

6. Subordinated Debentures

During the third quarter, convertible debentures of $89 (year to date $7,330) were converted by the holders into common shares.

Subsequent to July 31, 2004, the Bank redeemed the 5.70% convertible debenture with a face value of $4,000 for 160,000 common shares.

7. Employee Stock Options Data

	Common Shares Outstanding	Employee Stock Options Number		Weighted Average Exercise Price
October 31, 2003	13,002,066	1,153,992	$	24.02
Debenture conversion	240,320	-		-
Options				
Granted	-	140,500		40.14
Exercised	213,270	(213,270)		(18.47)
Forfeited	-	(7,700)		(32.60)
July 31, 2004	13,455,656	1,073,522	$	27.17
Exercisable at July 31, 2004		566,487	$	21.35

At the annual shareholders meeting in March 2004, 375,000 additional shares to be issued under option, including 257,500 options granted in the fourth quarter of 2003, were authorized. Toronto Stock Exchange approval for the additional options was received in the third quarter.

In the nine months ended July 31, 2004, salary expense of $585 has been recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted this year was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8%, (ii) expected option life of 3.9 years, (iii) expected volatility of 19%, and (iv) expected dividends of 1.9%. The weighted average fair value of options granted was estimated at $6.79 per share.

8. Guarantees

Significant guarantees provided to third parties are discussed in Note 15 of the Bank's consolidated financial statements for the year ended October 31, 2003 (see page 62 of the 2003 Annual Report) and include:

	As at July 31 2004	As at April 30 2004	As at October 31 2003	As at July 31 2003
Balance outstanding under guarantees and standby letters of credit	$ 91,249	$ 74,148	$ 64,413	$ 62,799
Business credit cards				
Total approved limit	1,312	729	114	-
Outstanding balance	257	131	6	-

9. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the consolidated balance sheet.

	As at July 31 2004	As at April 30 2004	As at October 31 2003	As at July 31 2003
Trust assets under administration	$ 1,637,940	$ 1,612,065	$ 1,474,964	$ 1,423,778

10. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing date of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 18 of the consolidated financial statements for the year ended October 31, 2003 (see page 64 of the 2003 Annual Report). The following table shows the gap position for selected time intervals:

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
July 31, 2004								
Total assets	$ 2,271	$ 321	$ 778	$ 3,370	$ 2,054	$ 68	$ 113	$ 5,605
Total liabilities and equity	2,135	349	853	3,337	1,793	-	475	5,605
Interest rate sensitive gap	$ 136	$ (28)	$ (75)	$ 33	$ 261	$ 68	$ (362)	$ -
Cumulative gap	$ 136	$ 108	$ 33	$ 33	$ 294	$ 362	$ -	$ -
Cumulative gap as a percentage of total assets	2.4%	1.9%	0.6%	0.6%	5.2%	6.5%	0.0%	0.0%
April 30, 2004								
Cumulative gap	$ (66)	$ 4	$ 100	$ 100	$ 332	$ 406	$ -	$ -
Cumulative gap as a percentage of total assets	(1.2%)	0.1%	1.9%	1.9%	6.2%	7.5%	0.0%	0.0%
October 31, 2003								
Cumulative gap	$ 185	$ 220	$ 126	$ 126	$ 310	$ 350	$ -	$ -
Cumulative gap as a percentage of total assets	3.6%	4.3%	2.5%	2.5%	6.0%	6.8%	0.0%	0.0%

11. Segmented Information

The Bank operates principally in two industry segments – personal and commercial banking, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank operated in one industry segment.

Personal and commercial banking includes banking and trust services provided to personal clients and small to medium-sized commercial business clients primarily in western Canada. The insurance segment provides home and automobile insurance direct to individuals in western Canada.

For the period ended July 31, 2004	**Personal and Commercial Banking**		**Insurance**		**Total**	
	3 Months	**9 Months**	**3 Months**	**9 Months**	**3 Months**	**9 Months**
Net interest income (teb)*	$ 30,230	$ 85,960	$ 520	$ 520	$ 30,750	$ 86,480
Other income**	7,666	21,597	3,607	3,607	11,273	25,204
Total revenues (teb)	37,896	107,557	4,127	4,127	42,023	111,684
Provision for credit losses	2,385	6,855	-	-	2,385	6,855
Non-interest expense	18,793	52,659	2,210	2,210	21,003	54,869
Provision for income taxes (teb)	6,275	17,901	685	685	6,960	18,586
Net income	$ 10,443	$ 30,142	$ 1,232	$ 1,232	$ 11,675	$ 31,374
Average total assets ($ millions)	$ 4,507	$ 4,419	$ 112	$ 37	$ 4,619	$ 4,456

* Taxable equivalent basis (teb) - see discussion on page two.

** Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

12. Future Accounting Changes

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline that is effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. A revised exposure draft has been issued which attempts to eliminate differences from the accounting requirements in the United States. Based on the existing requirements, the Bank has no significant VIEs that would require consolidation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements will have no impact on the Bank's financial statement presentation.

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 217, 610 - 6th Street
New Westminster, BC V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company
Suite 510, 550 - 6th Avenue S.W.
Calgary, AB T2P 0S2
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800) 564-6253
Fax: (403) 267-6529

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:
Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, September 2, 2004 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until September 16, 2004 by dialing toll-free (877) 289-8525 and entering passcode 21091159#.